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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934
                                (Amendment No.)*

                               GFSB Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   361692-10-6
          ------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would after disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   361692-10-6          SCHEDULE 13G


1.   Name of Reporting Person
      S.S. or I.R.S. Identification Number of above person:

     Richard C. Kauzlaric


2.   Check the appropriate box if a member of a group*

          (a) /   /               (b) /X /

3.   SEC Use Only

4.   Citizenship or Place of Organization:     USA


Number of Shares Beneficially Owned by Each Reporting Person with:

5.   Sole Voting Power: 20,650
                        ------

6.   Shared Voting Power: 22,000
                          ------

7.   Sole Dispositive Power: 20,650
                             ------

8.   Shared Dispositive Power: 22,000
                               ------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 42,650
                                                                   ------

10.  Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares*  /X/

11.  Percent of Class Represented by Amount in Row 9:  5.33 %
                                                       ------

12.  Type of Reporting Person*: IN
                                --

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)   Name of Issuer: GFSB Bancorp, Inc.
                            ------------------

Item 1(b)  Address of Issuer's Principal Executive Offices: 221 West Aztec
                                                            --------------
                                                        Gallup, New Mexico 87301
                                                        ------------------------

Item 2(a)  Name of Person Filing: Richard C. Kauzlaric
                                  --------------------

Item 2(b)  Address of Principal Business Office:    Same as Item 1(b)
                                                    -----------------

Item 2    Citizenship: USA
                       ---

Item 2(d)  Title of Class of Securities: Common Stock
                                         ------------

Item 3       N/A

Item 4(a)  Amount Beneficially Owned: 42,650
                                      ------

Item 4(b)  Percent of Class: 5.33%
                             -----

Item 4(c) Number of shares as to which such person has:
     (I)   sole power to vote or to direct the vote 20,650 shares
     (ii)  shared power to vote or to direct the vote 22,000 shares
     (iii) sole power to dispose or to direct the disposition of 20,650 shares
     (iv)  shared power to dispose or to direct the disposition of 22,000 shares

Item 5    N/A

Item 6    N/A

Item 7    N/A

Item 8     N/A

Item 9    N/A

Item 10  Certification

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                               Date:    February 25, 1998


                                        /s/Richard C. Kauzlaric
                                        -----------------------
                                        Richard C. Kauzlaric